Exhibit 3.2
CERTIFICATE OF ELIMINATION
OF
SERIES B PARTICIPATING
CUMULATIVE PREFERRED STOCK
OF
R.H. DONNELLEY CORPORATION

Pursuant to Section 151(g) of the General
Corporation Law of the State of Delaware

     R.H. Donnelley Corporation (the “Company”), a corporation organized and existing under the laws of the State of Delaware, in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:
     FIRST: The Restated Certificate of Incorporation of the Company, as amended (the “Certificate of Incorporation”), has authorized 10,000,000 shares of preferred stock, par value $1 per share (the “Preferred Stock”).
     SECOND: The Company filed on November 2, 1998, in the office of the Secretary of State of the State of Delaware, a Certificate of Designation of Series B Participating Cumulative Preferred Stock (the “Certificate of Designations”), which established the amount, designation, voting powers, preferences and relative, participating, optional and other special rights and qualifications, limitations and restrictions of a series of Preferred Stock designated as the Company’s Series B Participating Cumulative Preferred Stock (the “Series B Preferred Stock”), with the number of shares constituting such series being 400,000.
     THIRD: The Company filed on December 20, 2005, in the office of the Secretary of State of the State of Delaware, an Amended Certificate of Designation of Series B Participating Cumulative Preferred Stock (the Certificate of Designations, as amended by such Amended Certificate of Designations, collectively being referred to herein as the “Amended Certificate of Designations”), which increased the amount of authorized Series B Preferred Stock from 400,000 to 4,000,000.
     FOURTH: No issued shares of the Series B Preferred Stock are outstanding and no shares of the Series B Preferred Stock will be issued pursuant to the Amended Certificate of Designations.
     FIFTH: On February 26, 2008, at a duly convened meeting of the Board of Directors, the Board of Directors of the Company adopted the following resolution:
RESOLVED, that, because no shares of the Series B Preferred Stock are outstanding and no shares of the Series B Preferred Stock will be issued pursuant to the Amended Certificate of Designations, the Chief Executive Officer, the President, the Chief Financial

Officer, any Vice President and the Secretary of the Company (the “Authorized Officers”) are hereby authorized and directed to file a Certificate of Elimination of the Series B Preferred Stock with the office of the Secretary of State of the State of Delaware setting forth a copy of this resolution, whereupon all matters set forth in the Amended Certificate of Designations with respect to the Series B Preferred Stock shall be eliminated from the Certificate of Incorporation, and the 4,000,000 shares of Preferred Stock designated as Series B Preferred Stock shall resume the status of authorized and unissued shares of Preferred Stock.
     SIXTH: Accordingly, all matters set forth in the Amended Certificate of Designations with respect to the Series B Preferred Stock shall be eliminated from the Certificate of Incorporation, and the 4,000,000 shares of Preferred Stock designated as Convertible Preferred Stock shall resume the status of authorized and unissued shares of Preferred Stock.
[signature page follows]

     IN WITNESS WHEREOF, the Company has caused this Certificate to be signed in its name and on its behalf and attested on this 26th day of February 2008 by duly authorized officers of the Company.

R.H. DONNELLEY CORPORATION
By:	/s/ Robert J. Bush
	Name:	Robert J. Bush
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ATTEST:

By:	/s/ Jenny Apker
	Name:	Jenny Apker
	Title:	Vice President and Treasurer

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